# Fax

LIBERTY INTERNATIONAL

Direct Line. 020 7960 1236
Direct Fax:020 7887 0001

| | | | |
|---|---|---|---|
| **To:** | Securities and Exchange Commission | **Fax (to):** | 001 202 772 9207 |
| **From:** | Ruth Pavey | **Date:** | |
| **Subject:** | Liberty International PLC<br>Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934<br>File No. 82-34722 | | |

SUPPL

To: [redacted]

Attn: SEC Release

Fax: +12027729207

08005717

Date: 28.10.2008

From: Liberty International PLC

Headline: Notice of Results

PROCESSED
NOV 0 7 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.



11/5

Notice of Results

2[illegible] October 2008

LIBERTY INTERNATIONAL PLC
NOTIFICATION OF THIRD-QUARTER RESULTS

Liberty International PLC announces that it intends to release its results for the nine months ended 30 September 2008 on Wednesday 5 November 2008.

Enquiries:
Susan Folger
Company Secretary, Liberty International PLC
+ 44 207 887 7004

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# Fax

RECEIVED

2008 NOV -4 A 11:42

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

| | | | |
|---|---|---|---|
| **To:** | Securities and Exchange Commission | **Fax (to):** | 001 202 772 9207 |
| **From:** | Ruth Pavey | **Date:** | |
| **Subject:** | Liberty International PLC<br>Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934<br>File No. 82-34722 | | |

To:

Attn: SEC Release

Fax: +12027729207

Date: 31.10.2008

From: Liberty International PLC

Headline: Total voting rights

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Total voting rights

LIBERTY INTERNATIONAL PLC (the "Company")

VOTING RIGHTS AND CAPITAL

In conformity with DTR 5.6.1 we would like to notify the market of the following:

At the date of this announcement, Liberty International's issued share capital consists of 363,022,798 ordinary shares of 50p each with voting rights. The Company holds 1,050,000 ordinary shares in treasury.

Therefore, the total number of voting rights, excluding shares held in treasury, in Liberty International is 361,972,798.

The above figure of 361,972,798 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Liberty International under the FSA's Disclosure and Transparency Rules.

Susan Folger
Company Secretary

31 October 2008

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END